Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Aflac Incorporated (AFL)

Name of person relying on exemption: John Chevedden, Aflac Shareholder

Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote Against the Non Responsive Aflac Director –

Katherine Rohrer, Chair of the Aflac Governance Committee

The Aflac Corporate Secretary, Matthew Loudermilk, is believed to have been dishonest in claiming Aflac did not receive a 2025 shareholder proposal submitted to Aflac.

Mr. Loudermilk said he received a shareholder proposal for the 2024 Aflac annual meeting from the same person who submitted the 2025 proposal that Mr. Loudermilk claimed he did not receive. Mr. Loudermilk’s address did not change from 2024 to 2025.

Mr. Katherine Rohrer, Chair of the Aflac Governance Committee was informed of the problem with Mr. Loudermilk 2-times by FedEx letter. Ms. Rohrer failed to respond. As a result the 2025 shareholder proposal does not appear in the 2025 Aflac proxy.

Mr. Loudermilk, whose honesty is questioned, claimed he was the spokesperson for Ms. Rohrer.

Vote Against the Non Responsive Aflac Director –

Katherine Rohrer, Chair of the Aflac Governance Committee